Law Office of C. Richard Ropka, L.L.C.

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

April 25, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-230190; 811-08529

Dear Ms. Dubey:

Kindly accept this letter on behalf of the Monteagle Funds (“Trust”). Set forth below are the additional comments that you expressed in our telephone conversation on April 25, 2019 regarding the Registrant’s Form N-14/A (“Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on April 25, 2019, and the responses thereto.  Your respective comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Monteagle Opportunity Equity Fund and the Henssler Equity Fund which will be reflected in the Form 497 to be filed on April 29, 2019.

The registrant’s responses are as follows:

Questions and Answers

1.

In the fifth question/answer, please clarify which fee “can change at any time upon sixty (60) days-notice by NCC” in the penultimate sentence.

Response: The Registrant has made the requested revision to this fifth question/answer and in such other places as the referenced disclosure appears within the filing, as follows:

The Operating Services fee can change at any time upon sixty (60) days’ notice by NCC.

Proxy Statement

2.

Please supplementally confirm that the Custody Agreement in particular will be amended so that the Adviser is a party.

Response: The Registrant confirms that the Adviser has contractually agreed, pursuant to the terms set forth in the Management Agreement between the Trust, the Fund and the Adviser, to satisfy all the fees associated with the Fund’s service providers, except as otherwise disclosed in the filing and, in particular, amend the Custody Agreement. The Registrant will amend the Custody Agreement to permit the payment

Ms. Anu Dubey

April 25, 2019

of such custodial fees to be paid by the Adviser and amend such other of the Fund’s service provider agreements with similar language as that found in the Custody Agreement in this regard. The amended agreements will be filed on EDGAR as POS-EX filing when approved pursuant to the appropriate Investment Company Act of 1940 rules and regulations.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR:ab